Exhibit 99.1

Corrected Transcript

06-Jan-2022

Stryker Corp. (SYK)

Acquisition of Vocera Communications by Stryker Call

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

CORPORATE PARTICIPANTS

Kevin A. Lobo
Chairman & Chief Executive Officer, Stryker Corp.

Andy Pierce
Group President-MedSurg & Neurotechnology, Stryker Corp.

Glenn S. Boehnlein
Chief Financial Officer & Vice President, Stryker Corp.

OTHER PARTICIPANTS

Matthew O’Brien
Analyst, Piper Sandler & Co.

Pito Chickering
Analyst, Deutsche Bank Securities, Inc.

Robbie Marcus
Analyst, JPMorgan Securities LLC

Ryan Zimmerman
Analyst, BTIG LLC

Joanne K. Wuensch
Analyst, Citigroup Global Markets, Inc.

Lawrence Biegelsen
Analyst, Wells Fargo Securities LLC

Matthew Taylor
Analyst, UBS Securities LLC

Danielle Antalffy
Analyst, SVB Leerink LLC

Jeff D. Johnson
Analyst, Robert W. Baird & Co., Inc.

Chris Pasquale
Analyst, Guggenheim Securities LLC

Kyle Rose
Analyst, Canaccord Genuity LLC

Rick Wise
Analyst, Stifel, Nicolaus & Co., Inc.

Joshua Jennings
Analyst, Cowen & Co. LLC

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

MANAGEMENT DISCUSSION SECTION

Operator: Hello and welcome to Stryker’s Conference Call. My name is Emily, and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Following the conference, we’ll conduct a question-and-answer session. During that time, participants will have the opportunity to ask one question and one follow-up question. [Operator Instructions] This conference call is being recorded for replay purposes.

Before we begin, I would like to remind you that the discussions during this conference call will include forward- looking statements. Factors that could cause actual results to differ materially are discussed in the company’s most recent filings with the SEC. Also, the discussions will include certain non-GAAP financial measures. Reconciliations to the most directly comparable GAAP financial measures can be found in today’s press release that is an exhibit to Stryker’s current report on Form 8-K filed today with the SEC.

I will now turn the call over to Mr. Kevin Lobo, Chair and Chief Executive Officer. You may proceed, sir.

Kevin A. Lobo

Chairman & Chief Executive Officer, Stryker Corp.

Good morning. And thank you for joining the call today to discuss our agreement to acquire Vocera Communications. Joining me is Andy Pierce, Group President, MedSurg and Neurotechnology; Glenn Boehnlein, our CFO; and Preston Wells, Vice President of Investor Relations.

I will make some opening comments before turning the call to Andy, who will expound on the strategic rationale. Glenn will then cover the transaction details, before opening the call to Q&A. Please note that we have included a PowerPoint presentation with the slides available on our website.

Today’s announcement is aligned with Stryker’s mission, which is shown on slide 3, and which we have shown you this previously. With Vocera as part of our company, we will be better positioned to serve and improve the lives of healthcare professionals by enabling hospitals to enhance the quality of their care and improve operational efficiency. These are critical needs that have been recently magnified by the impacts to hospital staffing driven by the ongoing pandemic.

On slide 4, this shows our corporate strategy and Vocera is a logical adjacency for our MedSurg segment, as you would have seen during our Analyst Day spotlight on safety and outcomes.

Turning to slide 5. With Vocera, Stryker will be a leading player in the fast-growing digital care coordination and communication segment. This deal further diversifies the Stryker Medical business through an innovative portfolio of technology product offerings, including Software-as-a-Service that will deepen our customer relationships. Vocera’s hands-free Badge and Smartbadge, advanced software offerings and embedded technical capabilities complement our legacy capital business and provides us with an opportunity for our products to be at the center of the care delivery model, working to improve the connection between disparate devices and systems and between patients, families and caregivers.

We are excited about the opportunity to be a leader in a fast-growing new market, which is similar to what we have done in the past with Neptune in Waste Management and Mako in orthopedic robotics. As you saw with Sage and Physio-Control, our Medical division leadership team has proven capabilities in integrating adjacencies and have built strong relationships with Vocera over the past five years.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

We know the company well and are confident in our ability to drive meaningful synergies. This acquisition will add to our growing digital capabilities, which you have seen recently strengthened through the acquisitions of OrthoSensor and Gauss Surgical. Vocera is primed for continued high growth and increasing profitability, which will be further enhanced as part of Stryker.

Finally, I would like to compliment Brent Lang and the entire Vocera leadership team for building a strong, mission-driven company with an intense customer focus that is delivering advanced technology solutions for the well-being and safety of healthcare workers. These attributes give us conviction in our ability to drive a successful integration that will create significant shareholder value.

I will now turn the call over to Andy.

Andy Pierce

Group President-MedSurg & Neurotechnology, Stryker Corp.

Thanks, Kevin. I would also like to express my gratitude to both the Vocera and Stryker leadership teams for their incredible efforts to bring together these highly complementary organizations and product portfolios. Both Stryker and Vocera are mission-driven companies, focused on their customers and delivering and enhancing the quality of healthcare.

As outlined on slide 6, our mission at Stryker is: together with our customers, we are driven to make healthcare better. This statement is a common goal that unites our organization, including our team, customers and, ultimately, their patients. We believe that the addition of Vocera will strengthen our ability to deliver on our mission.

Turning to slide 7. Our customers are experiencing overwhelming challenges caused by operational inefficiencies, administrative burden, staffing shortages and increased workloads. You’ll see some of the specifics here on the slide, and these challenges have only gotten worse with the COVID pandemic. In addition to adding pressure to our caregivers, these challenges also significantly reduce the amount of time that they are able to spend, caring directly for their patients.

As shown on slide 8, these headwinds create a significant opportunity for Vocera’s portfolio, which is a key value driver for this acquisition. Vocera provides customers with a secure, flexible and digital communication platform that reduces the administrative burden for healthcare systems. The increased connectivity promotes operational efficiency and reduces cognitive overload, which directly contributes to more time spent with patients and drives improved patient outcomes.

In addition, these advanced technology solutions will allow us to continue our commitment to helping our customers deliver high-quality patient care by further diversifying our existing product offering while also enhancing future product development.

As we have met with many of you over the years at various investor events and events, a common theme for Stryker has been our ability and belief to consistently deliver organic sales at the high end of med tech. This belief requires achieving category leadership in the segments in which we operate and the markets in which we compete.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Turning to slide 9, as we bring Vocera into Stryker, we will be a category leader in the fast growing digital care coordination and communication segment, the global digital care coordination and communication segment is in its infancy and is estimated to be approaching $1 billion today. However we believe that the addressable opportunity is significantly larger and will further expand over time as hospitals prioritize investment and more modern communication and workflow solutions. The annual rate for the category is -growth rate for the category is in the mid-teens and is accretive to the total Stryker growth rate, making it an attractive market adjacency to continue to drive our growth profile. There are numerous avenues for future growth, including expansion of the full suite of products in existing hospital customers. adoption by new hospital customers penetration into alternate sites of care, such as the ASC and expansion into global markets.

They also have a very strong customer retention rate of over 95% and a healthy level of recurring revenue. Turning to slide 10, we believe Vocera will bring a complementary and innovative portfolio to our Medical division and in particular, our Acute Care business unit. Vocera has three critical pillars to their product portfolio. The first is their proprietary badges and Smartbadges. The second is their Engage rules engine. The third is their software offerings, which includes their Edge platform and their Ease caregiver patient family communication app.

Collectively, these pillars come together to enable caregivers to seamlessly communicate with each other, their patients and their patients families. Both Vocera and our Medical team are acutely focused on enhancing patient and caregiver experiences, reducing adverse events and helping hospitals improve their workflow and communication processes. Specifically, the Stryker ProCuity Bed Series, addresses the issues of patient falls, pressure injuries, and caregiver injuries through unique bed exit alarm capabilities. Pressure redistribution and low height technology. And Vocera solutions alleviate caregiver burden through intelligent alarm management, and they help increase workplace safety with hardware features such as their exclusive panic button.

By leveraging the innovation engines of both organizations we will have numerous opportunities to enhance the market leading products, Stryker and Vocera offer today. From a purely commercial perspective, we are excited about the great synergies that exist between our teams. Vocera has exhibited segment leading growth in a new category by learning and listening to their customers and delivering solutions that exceed those needs. Their enterprise-based selling approach and team commercial model are positive attributes that align well with our go- to-market strategy at Medical. Given our embedded customer base at Medical and Vocera’s growing book of business, we believe there is a complementary commercial strategy that we are uniquely positioned to unlock.

Overall, we are excited about the opportunity to bring Vocera into our Medical team. We believe our extensive experience in M&A positions us well to execute the integration and deliver advanced digital solutions to our customers. As a company with a long history of investing in customer focused technologies, we look forward to achieving best-in-class performance through a world class salesforce, a highly complementary market leading product portfolio and an exciting pipeline to ensure we continue to grow the market and to gain market share.

With that, I will now turn the call over to Glenn.

Glenn S. Boehnlein

Chief Financial Officer & Vice President, Stryker Corp.

Thanks, Andy. As detailed in today’s press release and summarized on slide 11, we have reached a definitive agreement to acquire all the issued and outstanding common shares of Vocera Communications for $79.25 per share for a total equity value of approximately $2.97 billion and an enterprise value of approximately $3.1 billion including the convertible notes. Under the terms of the agreement, Stryker will commence a tender offering for all the outstanding common shares of Vocera Communications for $79.25 per share in cash. The boards of directors of both Stryker and Vocera have approved the transaction. The closing of the transaction is subject to the receipt of applicable regulatory approvals and other customary closing conditions.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

We anticipate the acquisition to be funded largely with cash on hand and shorter term borrowings, this provides us with greater flexibility to pace future deleveraging, much like we did with the Wright Medical acquisition. Both Moody’s and S&P were apprised of the deal prior to the announcement, which is customary in these types of acquisitions. We remain committed to an investment grade rating and plan to be leveraged in the near term. But expect some negative reaction from both agencies in the short-term. The acquisition of Vocera is expected to close in the first quarter of 2022, assuming that close timing we expect the transaction to have a neutral impact to our 2022 adjusted earnings per share and be accretive thereafter, this does not impact our long-term post COVID guidance that was outlined during our Analyst Day in November of last year. We will provide an update on our full year guidance for 2022 during our Q4 earnings call which is scheduled for late January.

With that, we will now open the call to Q&A.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question and answer session. [Operator Instructions] Our first question today comes from the line of Matthew O’Brien from Piper Sandler. Your line is open.

Matthew O’Brien Analyst, Piper Sandler & Co.	Q

Good morning. Okay, good morning. Thanks for taking my questions. Kevin, for starters, you’re in 13 or Vocera is in 1,300 hospitals or 6,000 in the US. There’s an opportunity to go deeper in those 1,300 hospitals across the entire platform. What’s going to be the focus for Stryker? Is it going to be adding new hospitals with Vocera given all your relationships, especially at the C-suite level or is it going to be focused on going deeper in existing centers right off the bat?

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Thanks for the question. I would say it’s both. There isn’t one approach only. There, as you’ve seen driving terrific growth on their own. But with our salesforce, that’s very complementary, we obviously will facilitate their access to new customers. So I would expect that the new customer will accelerate under Stryker, and they’ll continue their great momentum with their existing customers. But it isn’t one or the other. I would say it’s both.

Matthew O’Brien Analyst, Piper Sandler & Co.	Q

Okay. And then on the international side of things, 340 hospitals, they don’t have a huge presence, in Asia-PAC they’ve got a little bit. But can you talk about the opportunities to grow the international component of the business over the next couple of years? Thank you.

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah. This is Andy, I’ll take that one. We really do see as part of our deal thesis international being a really important part of future value for the acquisition. As you noted, we have a generally smaller presence, Vocera does today in international markets. We sell into about 10 markets today. It’s roughly 10% of the overall business of Vocera. So you can imagine if 90% of the business is done here in the US, that will have really strong upside to expand through our very capable, very competent Medical organization and all of the Stryker relationships that exist with international customers, so we’re very excited about that opportunity.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Operator: Our next question comes from Pito Chickering from Deutsche Bank. Your line is now open.

Pito Chickering Analyst, Deutsche Bank Securities, Inc.	Q

Hey, good morning, thanks for taking my questions. So nurse staffing has been an issue for the last decade, and it’s obviously gotten worse sort of post-COVID. And I understand that Vocera helps make nurses and health workers more efficient. But the questions from me is, why now? What do you think that Stryker can do for Vocera that it has been unable to do for itself? And do you think that the appetite for technology solutions to increase nurse efficiency is growing at this point?

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah, sure, I’ll take this one again, it’s Andy – the question of what can Stryker do for Vocera that they can’t do for themselves. As Kevin noted, we have to compliment the Vocera team. They’ve done a tremendous job in growing that business quite successfully, successfully. But that being said, we do know that our world-class commercial might that we have in Stryker tied to our strong market position, particularly in our Medical and our Acute Care business, will provide opportunities for cross-selling the portfolios and also provide entry points, as Kevin noted, to introduce Vocera to new customers that maybe they may have a challenge getting into today or just accelerate that process. So we believe that our ability to add to the revenue trajectory of Vocera is very strong.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

And as to the question about why now, I would say that Vocera really has hit a kind of an inflection point, if you look at their Q3 EBITDA margin, very high profitability in addition to very high growth, we like the asset for at least five years, we’ve been in close connection and we kind of run alongside Vocera in hospitals and we’ve also done a very nice job de-levering after the Wright acquisition. So we are now at the position where we could actually financially do this deal, so it’s a combination of our ability to generate cash and pay down the Wright debt with their – the growth that they’ve experienced themselves, it’s really the stars aligned around this being a great time to do this and they’re really starting to take off as you’ve seen with their results, and I think we’re going to help accelerate that.

Pito Chickering Analyst, Deutsche Bank Securities, Inc.	Q

And then the follow-up being this is a fascinating move into the world of healthcare IT. Do you think that Vocera could be a platform to build additional products in the IT world around it? Thanks so much.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Yes, we’re really excited about what this can do, you have to remember we’re also in a lot of different sites of care, Andy mentioned ASC, there’s also workplace and public access, the ambulances. So you can just imagine the idea of connectivity and communication capabilities across the sites of care where we play and with the broad portfolio that we have, you could imagine connectivity with other devices within our portfolio. So we do see this as a really foundational platform that I think will make Stryker a better overall.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Operator: Our next question comes from the line of Robbie Marcus from JPMorgan. Your line is now open.

Robbie Marcus Analyst, JPMorgan Securities LLC	Q

Great and congrats on the deal. Kevin, maybe to build on that last question a bit. Connected care is a term we’ve been hearing more and more throughout medtech, and it seems to be the way for the future. You mentioned some of the opportunities you have. Maybe help just set realistic expectations for us. How long should it be, before we might see more connected care, better communication between some of your existing Stryker products and the Vocera network and is it fair to think that, that this might be a much more fully integrated network and in several years out?

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah, this is Andy again, I’ll take that one. Absolutely. As Kevin just said, the foundation that this provides us, and not just the foundation from a technology perspective, but the over 200 R&D engineers showing up every day working in the digital space to drive connected technologies, that is very attractive to us as a company. So certainly from a platform perspective, we have high expectations again, as Kevin noted.

That being said, we also need to be realistic from a timeframe perspective. We have to get this deal closed. We have to integrate the business and over time, we will work with our organization across the entire enterprise to seek those opportunities for synergies between our businesses. But as noted prior, we have a natural synergy today with our Medical business and our Acute Care franchise. And that will be day one, we’ll protect that, and we’ll grow that over time inside the company.

Robbie Marcus Analyst, JPMorgan Securities LLC	Q

Thanks, and maybe just a quick follow-up, Glenn. You said it’ll be neutral this year, or accretive next year and beyond. Any sense of the accretion we should be expecting, it seems like there is top line and OpEx synergies, just want to make sure we’re thinking about it the right way. Thanks.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Yeah, I think, you can look at Vocera’s historical performance and get a feel for how fast they are growing. You can also get a feel for where their EBITDA margin currently sits, and what we might be able to do, both from a top line perspective in synergies, but also from even just removing sort of key G&A items that drive better cost synergy. So I think you can get a feel for, we feel very confident that moving forward, it will be accretive to us both top and bottom.

Operator: Our next question comes from Ryan Zimmerman from BTIG. Ryan, your line is open.

Ryan Zimmerman Analyst, BTIG LLC	Q

Great. Thank you. I just want to follow-up on Robbie’s first question. You alluded to the fact that there may be integration down the line with some of your products, cot beds and wheelchairs, ambulation technology, things like that. What about EMRs though, Andy, I mean, how does the Vocera technology potentially integrate with the

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

EMRs and what kind of capability will there be to integrate with other EMRs that are outside of kind of your ecosystem right now? And then a follow-up question will be, I was asking now is, how do you think about the salesforce integration and kind of what that sales channel into that call point. We’ve heard really good things about say the Vocera salesforce ahead of this transaction, and so your thoughts there would be appreciated as well. Thank you.

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah. Absolutely. On the first part of the question in terms of our EHR, EMR integration, the great news here is that, just stepping back 30,000 foot view, Vocera today has interoperability with over 150 partners, now that’s across the spectrum of products, devices and different technologies. But within that, they do have current relationships, interoperability, so moving data in and out with existing EHR partners. So think about Allscripts, Cerner, Epic, GE Healthcare, McKesson, et cetera, we already have that today, which is terrific. And the second part of your question is one that we are extraordinarily enthusiastic about. And frankly, as we move through diligence with an acquisition partner that we already knew very well, we got to know better through diligence their extraordinary capabilities around programmatic selling, full system sales and selling into the C-suite. So we truly believe that they bring a competency to our company that in many ways we have in parts, but they bring a fulsome view of what it means to be a strategic seller. And we believe that we’re going to build off of that. So from an integration perspective, we fully anticipate continuing to invest in their sales team, expand their sales team and partner, as noted, their sales team with our Acute Care salesforce. We believe that that relationship will be quite synergistic and produce terrific results for both the new organization and Vocera and our Acute Care team. Over time, we will integrate likely in terms of management structure, et cetera. But in terms of feet on the street, we are very, very focused on keeping them as is and expanding on their organization, as they’re structured today.

Operator: Our next question comes from Joanne Wuensch from Citi. Joanne, your line is open.

Joanne K. Wuensch Analyst, Citigroup Global Markets, Inc.	Q

Thank you and good morning. Thanks for taking the questions. I just want to spend a couple of minutes as I think about synergies because it sounds like they are both revenue and expense synergies. And is there a way to quantify or just maybe qualitatively talk us through how these are going to progress over the next period of time?

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Yeah. Hi, Joanne. Yeah, two things, I mean, I think, and Andy has really elaborated pretty extensively on some of the sales synergies that we see. You know, and obviously, if you think about our past acquisitions where we integrate our salesforce in with products and also take advantage of a lot of the positive impacts of their salesforces that we really think that top line synergies will accelerate growth for sure.

This – on the cost side, this acquisition is really not sort of a cost synergy play in sort of traditional valuation metrics. But I do think, there are obviously places if you think about public company costs that we would eliminate. There are also opportunities to bring Vocera into our shared services platform that will also drive some nice cost synergies, too. But I think overall, as you think about this, this is much more of a top line synergistic play than it really is the cost synergy play.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Joanne K. Wuensch Analyst, Citigroup Global Markets, Inc.	Q

Thanks. And then I think you mentioned that there are products in the pipeline for Vocera that you’re excited about. Is there any way to provide some color on that?

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah, right now we – we are not going to provide any additional extensive color on that, but we will say that through the diligence process, we became very enthusiastic about their future vision and future pipeline, but we’ll see those solutions come to market down the road.

Operator: Our next question comes from Lawrence Biegelsen from Wells Fargo. Lawrence, your line is open.

Lawrence Biegelsen Analyst, Wells Fargo Securities LLC	Q

Good morning. Thanks for taking the question. One for Glenn and One for Andy. Glenn, how are you thinking about ROIC on this deal? It’s obviously not an inexpensive deal on traditional metrics. So first question is, ROIC, three to five years out. And Andy, could you talk a little bit about how Vocera compares to the competition? We did a call this morning and one hospital administrator compared Vocera to [indiscernible] (00:27:44). They did say that Vocera’s more, more sophisticated, I think, a better product, but how does it compare what’s the, who’s the competition and how does it compare? Thanks for taking the questions, guys.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Hi, Larry. Great, great question. First of all, as it relates to ROIC, we don’t necessarily disclose those numbers specifically, what I would tell you is that we have a pretty disciplined framework about how we look at assets and how we look at the valuation of assets over time. And Vocera clearly fits within that framework. I think a few things to keep in mind from a valuation perspective. First of all, this is a high growth asset in a very attractive healthcare SaaS category that’s going to command a certain premium.

This asset will be accretive to Stryker. It has increasing revenue potential as well as increasing earnings potential. As we look at the revenue profile, it is highly sticky and there are significant recurring revenues that we really like. And then lastly, I think as you’ve heard, Kevin and Andy really focus on. This is a direct [ph] fit (00:28:52) to Stryker’s customer strategy and to Stryker’s digital strategy. So all of those things combined relative to how we might look at returns over time. And it clearly fits within our framework for this category of asset.

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah. So the second part of your question around how do we stack up relative to our competition? Larry, as you know, Stryker, we pursue market leaders here. So category leadership is really important to us. And that is no different, certainly in this deal, both from a market share perspective, category leader and from a capabilities perspective. So if you look at the portfolio that’s offered, it is the most complete portfolio in care coordination and communication. They provide unique aspects such as the Engage workflow engine, they provide unique aspects such as the Smartbadge, which has hands-free communication, which is also unique to this business and the panic button which we talked about, which unfortunately has become quite important for our hospital customers as workplace violence has escalated and certainly escalated over the last 24 months. So again, we believe that from a competency perspective, holistically, the technology is market leading and certainly from a share perspective category leading.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Lawrence Biegelsen Analyst, Wells Fargo Securities LLC	Q

Thanks, guys.

Operator: Our next question comes from Matthew Taylor from UBS. Matthew, your line is open.

Matthew Taylor Analyst, UBS Securities LLC	Q

Hi, thank you for taking the question. So I just wanted to ask you about the market opportunity. I think you called it a $1 billion market today. I just wanted – what were you defining within that? Could you put a little bit of a bracket around that and talk about how that could expand over time? What’s kind of the long-term blue sky TAM you see for this space?

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah, sure. This is Andy again. So that is the existing space that all of the competitors serve today, that approaching $1 billion current market opportunity. So that’s the Voceras of the world; the Baxters, as noted, with the vault offering; Ascom; other competitors that exist in this space. That’s the $1 billion dollar opportunity.

As noted, we have tremendous share upside opportunity to expand these types of technologies into our hospital customers; our ASC customers, which is truly a white space area for us. ASC is very low penetration today, and we know that’s a terrific opportunity that Stryker is taking well advantage of.

And then, as noted, our international opportunity is virtually untapped. So that provides strong upside for our business in spaces where, today, our Medical division has a strong footprint and will allow us to sell through that organization outside the US.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Hey, Matt...

Matthew Taylor Analyst, UBS Securities LLC	Q

Thanks. And maybe just a follow-up...

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

... sorry, Matt. Stressing on slide 9, you can see there the TAM that we think this can get to, upwards of $5 billion.

Matthew Taylor Analyst, UBS Securities LLC	Q

Yeah, sure. Okay. And then to follow up on that, I just wanted to hear from you, you threw out some interesting and unique ideas, ASCs, you’re a device manufacturer in very specific categories. Are there unique things that you think you can do that you could call out that, let’s say, a Baxter or another peer couldn’t do that are really unique to Stryker, would love to hear any more thoughts on that?

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

Yeah. Certainly, one area where we are very excited is all of the connected devices that we have inside of our company. So if you look at our footprint, our portfolio of products that we have across the enterprise, we have connected devices in the operating room, in the ED, in the back of the ambulance, as you know, on the patient floor, in the ICU, products that we can build off of to collect data, provide insights through that data. So Stryker’s overall product portfolio footprint, our breadth and depth will be a big advantage here.

And then as we think about how we further the utilization of their technology across our business, we do feel that, again, as noted, our selling prowess across the entire continuum of care and healthcare will be an advantage to help grow the Vocera business.

Operator: Our next question comes from Danielle Antalffy from SVB Leerink. Danielle, your line is open.

Danielle Antalffy Analyst, SVB Leerink LLC	Q

Hey. Good morning, everyone. Thank you so much for taking the question. Just a question on future potential investment in innovation here. I mean, seeing as you’re using a pretty large cash balance to do this all-cash acquisition, would love to hear how you’re thinking about the progression of incremental investment in innovation over the next few years, when you can start really investing in this business on top of what’s being done already within Vocera? Thanks so much.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Yeah, sure. With all of our businesses, we always preserve a healthy level of reinvestment, both in R&D as well as expanding sales force as you would expect that Vocera will be no different than the way we run the rest of our businesses within Stryker. So we will continue to fuel the growth with consistent increases in investments in R&D as well as the sales force.

And then as it relates to external, clearly, we’re going to primarily focus on delevering right now. We will preserve the right to do very small kind of tuck-in deals, just like you saw the discipline we showed following the Wright Medical acquisition where we delevered very significantly, but did do some small tuck-ins. And so, we’ll continue to be looking at small tuck-ins across the whole portfolio of Stryker.

Danielle Antalffy Analyst, SVB Leerink LLC	Q

Got it. Okay. And one quick follow-up, if I could, on the Vocera business, specifically. I mean, obviously, COVID has driven higher demands of these types of offerings, right? So just curious about how you think of how much demand that we’ve seen over the last 18 months is pulled forward versus potential sustainable long-term demand here? Thanks so much.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Sure. We really don’t feel like this is pull-forward business. The business growth over the last 24 months is simply a highlight of existing trends, and in particular, the recognition that nurses matter by our customers. And we don’t feel that, that’s going to go away. That is a sustainable trend. So as the nurse has taken a more prominent position in the healthcare setting, these types of technologies will only become more important over time. And then, as noted, workplace safety has become, as part of that value proposition for the nurse, a very important part of the equation and Vocera really addresses that quite nicely.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Operator: Our next question comes from Jeff Johnson from Baird. Jeff, your line is open.

Jeff D. Johnson Analyst, Robert W. Baird & Co., Inc.	Q

Thank you. Good morning, guys. And maybe following up, I know we’ve had a lot of product-specific questions, but most of those product questions have been external-based connectivity, patient-to-nurse communication with beds and ambulances in that. I guess to be more direct, Kevin, is there a play here you could put this communication and connectivity technology within your implants itself? Is this something that could complement the OrthoSensor deal and kind of some of the connected care we think about coming forward in implants themselves?

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Yeah. Actually, I think that’s a bit of a leap right now. We have so much run way within, what I’ll call, workflow improvements, communication workflows, that’s where we’re going to be laser-focused on that. I would say, digital capabilities will abound across all of Stryker, but I wouldn’t think about this necessarily getting involved with the actual implants.

Certainly, it can help with the communication of patients when patients are going in for their procedure and the patient families, those are the communication capabilities that will be used there, both in the hospital and the ASC. But, no, I think that’s a bit of a leap. There are a lot of other potential connections, but more on the MedSurg side than on the implant side.

Jeff D. Johnson Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. That’s helpful. Thank you. And then, Glenn, just on the cost energy side, I know you said not a lot of cost synergies. I think that makes sense here, given this is an adjacency. Are there any vertical integration benefits? I mean, are they more efficient on the communication side than what you guys have been building into some of the power tools? I think you have a deal with them on the bed side itself, things like that. Can we think about any kind of vertical integration cost savings or really this is more just all top line-focused? Thanks.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Yeah. I think, first and foremost, this is top line-focused as we think about accelerating both Vocera’s platform and our own products. That’s where we’re really going to drive the synergies, and frankly, spend our time and our energy. I really think as you think about the cost side, it’s much more about kind of public company costs and back office-type costs is where we’ll drive some synergies. And then beyond that, clearly, as we share sort of innovation, excellence and things like that, there will be synergies that occur in the R&D line between Vocera and not just Medical but also other MSNT divisions.

Operator: Our next question comes from Chris Pasquale from Guggenheim Securities. Chris, your line is open.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Chris Pasquale Analyst, Guggenheim Securities LLC	Q

Thanks. Glenn, I wanted to follow up on the accretion guidance. The Street’s modeling almost $50 million in EBITDA for Vocera this year. And you guys should be able to realize some synergies around public company costs and G&A pretty quickly. So why is this not meaningfully accretive in year one? What are you assuming there in terms of offsets that gets you to neutral?

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Yeah. Chris, that’s a great question. We’re not going to guide sort of at this point in time, just based on where we are and also the proximity to our sort of 2022 guidance that we’ll provide in January. I do think, suffice to say, there are integration matters that we’ll certainly incur relative to this acquisition, just like every other acquisition that impacts somewhat of the profitability. But I really can’t comment at this time, not until we get beyond close, and also relative to our earnings call at the end of January.

Chris Pasquale Analyst, Guggenheim Securities LLC	Q

Okay. So just to be clear, you don’t assume any year one investment cycle or anything else that would reduce the underlying profitability of the asset beyond what it was doing on a stand-alone basis?

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Yeah. I mean, we’re not going to get into that level of detail. Keep in mind, as you look at all these assets, we obviously will have some interest expense that will impact sort of profitability as we integrate it through the first year. But beyond that, it’s a quick cycle, nine months and then we fully expect it to be accretive.

Operator: Our next question comes from the line of Kyle Rose from Canaccord Genuity. Kyle, your line is open.

Kyle Rose Analyst, Canaccord Genuity LLC	Q

Great. Thank you for taking the questions. For either Kevin or Glenn, just obviously, digital and connected open analytics is a major focus point. I just wondered could talk just from a high level, I mean, where the organization stands from an investment perspective? I mean, are you bringing on the capabilities and these resources with some of these acquisitions you’re making with OrthoSensor, Gauss and Vocera? Or are you going to need incremental investments in the human capital and technology to kind of propel the company forward when you think about these digital initiatives?

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Look, this is not a new trend for us. We’ve been focused on digital for probably the last decade. It’s been very progressive. And then every once in a while, we make a step change by bringing on technologies such as Vocera that really propels us to the next level. But I would say we’re going to continue. It’s going to be – a key component of our R&D investment will be digital. And everything we launch will have some smart features or some digital components to it, all of our new products. And so, you should expect that to continue.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

But there won’t be some sort of new step-change level of digital investment that I would call out separately. We’re building it very progressively and very excited about that. And we’re retaining a lot of the talent, which is really obviously very important in this space.

Kyle Rose Analyst, Canaccord Genuity LLC	Q

Great. Thank you for taking the question.

Operator: Our next question comes from Rick Wise from Stifel. Rick, your line is open.

Rick Wise Analyst, Stifel, Nicolaus & Co., Inc.	Q

Thank you. Good morning, everybody. And Kevin, congratulations on this exciting deal. One question for Glenn, one question for you, Kevin. For Glenn, maybe I’m not fully understanding it, but you’ve referred to the deleveraging and I know you’re – sounds like you’re going to put some debt in place over time. Where should we imagine leverage will look like when the dust settles? Where do you want to see leverage to get to? And do you think it’s a year to get back to where you’d like to see, Glenn?

And I’ll go ahead and ask my second question now to you, Kevin. Just it’s always difficult to ask a CEO about M&A and future plans for a billion reasons. But how would you have us think about your priorities from here? Is it going to be looking for transformative growth platforms like this? Is it filling out what you’ve got? Is it investing inside of care? Any perspectives would be welcome. Thanks again, Kevin.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Okay. Thanks, Rick. First of all on the debt-to-EBITDA ratio, obviously, post this transaction, we expect that’ll peak somewhere around 4x. Very quickly, just like you saw with Wright Medical based on our performance relative to cash flow we’re generating, you’ll see us pay down debt this year quickly. And I think the normal place that we’ll land is somewhere between 2.5 and 3, once kind of the dust settles relative to that. We are focused on maintaining investment-grade, and we’ll have one of the organization focused on getting there pretty quickly.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

And Rick, as it relates to your question on M&A, I think and I’ve said this recently that most of the areas that we play in, we’ve plugged our gaps to category leadership, if you think about sports, if you think about spine, if you think about extremities. And so, now the larger dollar deals would be more, like what you’re seeing today, they’re adjacencies. And there are many attractive adjacencies that we have at Stryker. Every business will always continue to pursue, what I’ll call, tuck-ins to strengthen their portfolios’ product gaps in specific areas. But those won’t be the larger size deals, typically.

But we have a number of adjacencies. I’ve mentioned them in the past. I’ve mentioned some of them during Analyst Day. I think healthcare IT was one that I actually called out. And here, we have won a deal not so long after the Analyst Day in the healthcare IT space. But given the breadth of our portfolio, we have a lot of room to play in adjacencies. And what I love about this one is it has a lot of recurring revenue, software, will continue to increase as a percentage of the mix over time, which is really terrific. And it’s so complementary to our Medical division, where we run right alongside them, we know them very well.

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

And the timing is terrific with the focus on nursing, which, as you know, with our Neptune products and others, we are already very, very closely aligned with nurses. So there’s a culture fit. There’s a mission fit. There’s complementary [indiscernible] (00:45:52) products. And it’s bringing us terrific high growth and increasing levels of profitability. A lot of the high-growth assets we bought historically have not brought with them this level of profitability. And that’ll be sustainable given the recurring revenue that we have. So hopefully, that answers your question, Rick.

Operator: Our next question comes from Joshua Jennings from Cowen. Joshua, your line is open.

Joshua Jennings Analyst, Cowen & Co. LLC	Q

Hi. Thanks for taking the questions. Just a quick one on – thanks, we appreciate the sharing some of the competitive dynamics in the landscape. And just wondering, if you could comment on whether this is a competitive process? Or if not, whether you’re expecting more consolidation in the space?

And then the follow-up question is really just, Kevin, as your team is building out digital capabilities and thinking about the ultimate $3 billion to $5 billion TAM that’s been laid out, can you just talk about where those portfolio gaps sit now? I know there’s a lot of opportunities, like you’ve said in your last answer, but what areas within global digital care coordination does Stryker need to – where do they need to build out? Thanks for taking the questions.

Glenn S. Boehnlein Chief Financial Officer & Vice President, Stryker Corp.	A

Yeah. Josh, I’ll take the first question. As you think about the process, right now, we won’t comment on that, just given where we are in the process. Very quickly here, I would refer you to the background session section that will be filed in the next couple of weeks that will lay out sort of the process in detail and you guys will get our insights into how the acquisition process played out.

Then I’ll also let Kevin comment on the next one.

Kevin A. Lobo Chairman & Chief Executive Officer, Stryker Corp.	A

Yeah. On your second question, we’re really talking about the market that Vocera is playing in today. So in the market they’re playing in today with the solutions that they have today, this is the type of expansion you can imagine. So that’s not even thinking about really getting into the other areas that Andy alluded to. That would actually even grow the market potential even further.

So it’s really difficult when you’re in new markets to estimate the – usually, you tend to underestimate the size of the total addressable market. That’s what we saw with orthopedic robotics. That’s what we saw with Neptune Waste Management. That’s why I love getting into these new markets where they’re really – you’re competing against non – there’s non-consumption of these products and services today. And so, that’s what really is exciting is all the numbers we’re showing you is our estimates with today’s offerings in kind of today’s customer set.

I don’t know, Andy, if you want to add anything further to that?

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Stryker Corp. (SYK) Acquisition of Vocera Communications by Stryker Call	Corrected Transcript 06-Jan-2022

Andy Pierce Group President-MedSurg & Neurotechnology, Stryker Corp.	A

I think that’s terrific.

Operator: There are no further questions at this time. I will now turn the conference over to Mr. Kevin Lobo for any closing remarks.

Kevin A. Lobo

Chairman & Chief Executive Officer, Stryker Corp.

Thank you for joining today’s call. As you have heard, we are tremendously excited about the opportunity to bring Vocera into Stryker and achieve category leadership in this fast-growing segment of digital care coordination and communication. Thank you.

Operator: Thank you. This concludes today’s conference. Thank you for participating. You may now disconnect.

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